UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------


                                    FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2000
                                                          or
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
              For the transition period from          to
                                             --------    ---------

                         COMMISSION FILE NUMBER: 0-31983

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Garmin International, Inc. Savings and Profit Sharing Plan
                         c/o Garmin International, Inc.
                             1200 East 151st Street
                                Olathe, KS 66062


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   Garmin Ltd.
                                P.O. Box 30464SMB
                             113 South Church Street
                                   George Town
                          Grand Cayman, Cayman Islands

                                    CONTENTS

Report of Independent Auditors................................................1

Financial Statements

Statements of Net Assets Available for Plan Benefits as of
December 31, 2000 and 1999....................................................2
Statement of Changes in Net Assets Available for Plan Benefits
for the Year Ended December 31, 2000 .........................................3
Notes to Financial Statements.................................................4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets Held for Investment
   Purposes at End of Year....................................................8

Signature Page................................................................9

Exhibit

Exhibit 23 - Consent of Independent Accountants..............................10




   A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions, which are prohibited by ERISA
  Section 406 and for which there is no statutory or administrative exemption. Schedules of loans, fixed income obligations, and leases in default or uncollectible are not presented, since such loans, fixed income obligations, or leases are not present

                         Report of Independent Auditors

The Plan Administrator
Garmin International, Inc.
  Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of Garmin International Inc. Savings and Profit Sharing Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statement taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                               Ernst & Young LLP
 June 18, 2001

                           Garmin International, Inc.
                         Savings and Profit Sharing Plan

                            Statements of Net Assets
                           Available for Plan Benefits

                                                          DECEMBER 31
                                                     2000             1999
                                            ------------------------------------
ASSETS
Investments, at fair value                        $14,108,801      $12,067,574

Receivables:
   Employer contributions                              46,827           43,772
   Employee contributions                              62,221           56,743
                                            ------------------------------------
Total receivables                                     109,048          100,515
                                            ------------------------------------
Net assets available for plan benefits            $14,217,849      $12,168,089
                                            ====================================

SEE ACCOMPANYING NOTES.

                           Garmin International, Inc.
                         Savings and Profit Sharing Plan

                       Statement of Changes in Net Assets
                           Available for Plan Benefits

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                    2000
                                                             -------------------
ADDITIONS
Investment income:
   Dividends                                                     $     141,675
   Interest                                                             52,212
                                                             -------------------
                                                                       193,887

Contributions:
   Employee contributions                                            1,884,648
   Employer contributions                                            1,101,803
                                                             -------------------
                                                                     2,986,451
                                                             -------------------

Total additions                                                      3,180,338

DEDUCTIONS
Distributions to participants                                         (642,956)
Administrative expenses                                                (87,235)
                                                             -------------------
                                                                      (730,191)

Net decline in fair value of investments (NOTE 3)                     (400,387)
                                                             -------------------
Net increase                                                         2,049,760

Net assets available for plan benefits at beginning of year         12,168,089
                                                             -------------------
Net assets available for plan benefits at end of year              $14,217,849
                                                             ===================

SEE ACCOMPANYING NOTES.

                           Garmin International, Inc.
                         Savings and Profit Sharing Plan
                          Notes to Financial Statements

1. DESCRIPTION OF THE PLAN

The Plan is a contributory defined contribution plan available to full-time employees who are at least 21 years of age and have completed three months of service with the Company. Participants are permitted to enter the Plan after meeting eligibility requirements on either January 1 or July 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Eligible employees may contribute up to 15% of their annual compensation subject to Internal Revenue Code maximum limitations. The Company matches 75% of an employee's contributions up to 7.5% of the employee's compensation. Certain other employer contributions to the Plan are at the sole discretion of the Company's Board of Directors.

Under provisions of the Plan, participants may elect to have their allocation invested in one or more of the investment accounts available.

Participants become fully vested in employer contributions to the Plan after five years of continuous service. The vesting percentages are as follows: 0% through one year of service, 20% after one year, 40% after two years, 60% after three years, 80% after four years and 100% after five years of continuous service. The non-vested portions of terminated participants' account balances are forfeited, and such forfeitures serve to reduce future employer contributions. There are no such forfeitures at December 31, 2000, and unallocated forfeitures at December 31, 1999 totaled $36,605. Upon termination of employment or at retirement age, a participant may receive either a lump-sum amount equal to the value of the participant's vested account balance or the Plan will purchase an annuity with the lump-sum amount.

Participants may borrow from the Plan in the form of a loan. The loan is limited to the amount the participant may borrow without the loan being treated as a taxable distribution. The loan and any outstanding loan balance may not be more than 50% of the participant's vested account or $50,000, whichever is less. The minimum loan is $500. The participant may be granted two loans during any one-year period and only three loans may be outstanding at one time. The vested account provides the security for the loan, and the participant's account may not be used as security for a loan outside of the Plan. Additionally, loans must be repaid with interest within five years from the date of the loan unless the loan is used to buy the participant's principal residence. The loan may be repaid before it is due.

                           Garmin International, Inc.
                         Savings and Profit Sharing Plan
                    Notes to Financial Statements (Continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

Although the Company has not expressed any intent to do so, it has the right under the plan provisions to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their benefits. Additional information about the Plan and its vesting and withdrawal provisions is contained in the Summary Plan Description, GARMIN INTERNATIONAL, INC. SAVINGS AND PROFIT SHARING PLAN. Copies of the Summary Plan Description are available from the plan administrator.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies of the Garmin International, Inc. (the Company) Savings and Profit Sharing Plan (the Plan).

VALUATION OF INVESTMENTS

The fair value of the investments owned by the Plan in the mutual funds is based on quoted redemption values on the last business day of the plan year. Loans to participants are valued based on outstanding principal amounts owed on the last business day of the plan year as reported to the Plan by the trustee.

The Guaranteed Interest Account is valued at estimated fair value, determined by Principal Life Insurance Company, based on discounted cash flows using current market interest rates with an estimated fair value equal to contributions made plus interest earnings. The interest rates on the securities in the Guaranteed Interest Accounts ranged from 5.03% to 6.38% and 5.03% to 6.02% during 2000 and 1999, respectively.

CONTRIBUTIONS

Contributions from the Company are accrued and paid in the period in which they become obligations of the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                           Garmin International, Inc.
                         Savings and Profit Sharing Plan
                    Notes to Financial Statements (Continued)

3. INVESTMENTS

The Plan's investments are held by Principal Life Insurance Company. During 2000, the Plan's investments (including investments bought and sold, as well as held, during the year) depreciated in fair value by $348,175 as presented in the following table:

   Mutual funds                                                     $(409,711)
   Guaranteed interest account                                          9,324
                                                             ------------------
                                                                    $(400,387)
                                                             ==================

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                              DECEMBER 31
                                                          2000           1999
                                                    ----------------------------
Fair value as determined by quoted market price:
  Vanguard Wellington Fund                             $1,527,981    $1,984,135
  Vanguard Windsor II Fund                              2,383,078     2,617,591
  Vanguard Star Fund                                    1,003,588     1,030,832
  Principal Money Market Account                        1,006,292       725,746
  Principal Bond and Mortgage Account                     877,118       607,672
  Principal Large Cap Stock Index Account               2,335,043     3,375,446
  Principal International Stock Account                   956,157       959,930
  T. Rowe Price Science and Technology Account            822,007        80,598
  Loans to participants                                   729,266       333,175

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 29, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and , therefore, believes that the Plan is qualified and the related trust is tax exempt.

                           Garmin International, Inc.
                         Savings and Profit Sharing Plan
                    Notes to Financial Statements (Continued)


5. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Company pays certain administrative costs and provides certain accounting and administrative services to the Plan for which no fees are charged.

6. SUBSEQUENT EVENT

On January 1, 2001, the Plan adopted an amendment allowing participants to elect to have their allocation invested in the common stock of the Company.

                           Garmin International, Inc.
                         Savings and Profit Sharing Plan
                Schedule H, Line 4i - Schedule of Assets Held for
                   Investment Purposes as of December 31, 2000



                                                        NUMBER
                                                      OF SHARES
                    IDENTITY OF ISSUER                 OR UNITS    CURRENT VALUE
--------------------------------------------------------------------------------

Principal Life Insurance Company*:
   Vanguard Wellington Fund                               54,165    $  1,527,981
   Vanguard Windsor II Fund                               87,613       2,383,078
   Vanguard Star Fund                                     56,350       1,003,588
   Principal Money Market Account                         24,463       1,006,292
   Principal Bond and Mortgage Account                     1,598         877,118
   Principal Large Cap Stock Index Account                49,985       2,335,043
   Principal International Stock Account                  24,912         956,197
   Principal Guaranteed Interest Account                       -         462,404
   Principal Large Company Growth Account                  6,703         179,807
   Principal Medium Company Growth Account                18,604         470,842
   Principal Mid Cap Stock Index Account                  18,379         240,004
   Principal Small Capital Stock Index Account             4,852          59,912
   American Century Ultra Account                         16,312         528,012
   Invesco Small Company Growth Account                   20,775         318,894
   T. Rowe Price Mid-Cap Growth Account                    5,236         208,356
   T. Rowe Price Science and Technology Account           23,110         822,007
   Loans to participants (rates range from 8.25%
     to 10.5%)                                                 -         729,266
                                                                  --------------
                                                                     $14,108,801
                                                                  ==============

*Indicates party-in-interest to the Plan.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                GARMIN INTERNATIONAL, INC.  SAVINGS AND
                                PROFIT SHARING PLAN




                                By       /s/ Kevin Rauckman
                                  --------------------------------------
                                         Kevin  Rauckman
                                         Trustee



Dated:  June 26, 2001

                                   EXHIBIT 23

                       Consent of Independent Accountants

     We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-52766) pertaining to the Savings and Profit Sharing Plan of Garmin International, Inc. of our report dated June 18, 2001, with respect to the financial statements and schedule of the Garmin International, Inc. Savings and Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.


                                                        /s/ Ernst & Young LLP
                                                        ------------------------
                                                           Ernst & Young LLP

Kansas City, Missouri
June 25, 2001